SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH OCTOBER 06, 2006

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	October 6, 2006

TAM Begins Flights from Minas Gerais to Buenos Aires

This Daily Flight Will Be TAM's First International Flight Connecting Those Destinations

São Paulo, October 6, 2006 – TAM S.A. (BOVESPA: TAMM4, NYSE:TAM), Brazil’s largest airline company, launches as of October 18 a daily flight connecting Tancredo Neves International Airport in Confins - CNF (Minas Gerais) and Ezeiza - EZE (Argentina). This will be TAM’s first international flight from Minas Gerais. The flight will leave Confins at 12:00 p.m., stop in Galeao Airport, Rio de Janeiro, and arrive in Ezeiza at 4:45 p.m. The returning flight will take off from Ezeiza at 1:15 p.m., stop in Galeao and arrive in Confins at 6:00 p.m. The tickets are already available and the round trip costs from US$ 403.

Today TAM has six daily flights to Ezeiza, departing from Sao Paulo, Rio de Janeiro, Curitiba, Brasilia, Florianopolis and Porto Alegre, a total of 42 weekly flights to Argentina. With this new flight from Confins, the total will become 49 as of October 18.

In this new flight, the passenger may choose in which Class seats to fly: Economy or Business. The configuration of the Airbus A320 that will operate this flight has 12 Business Class seats and 144 Economy Class seats. In all international flights, TAM's Business Class service is special. The wine list, for example, was developed by Arthur Azevedo, TAM's Wines Consultant and executive-director of the Brazilian Association of Sommeliers of Sao Paulo. Besides the wines, there are also whisky, liquor, fruit juice, soda and water. Also on the menu, passengers may choose between two options of appetizers, two of main plates (besides soup), hot breads and two dessert options (candy or fruits).

Investor Relations Contact:	Press Agency Contact:
Phone.: (55) (11) 5582-9715	Phone.: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ri

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than three years, and held a 51.3% domestic market share and 54.6% international market share at the end of August 2006. TAM operates regular flights to 48 destinations throughout Brazil. It serves 73 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 3.3 million subscribers and has awarded more than 3.6 million tickets.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 06, 2006

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.